Exhibit 99(a)(5)(e)

CORPORATE PARTICIPANTS

Pam Bentley
TNS, Inc.—Vice President of Finance and Investor Relations

Jack McDonnell
TNS, Inc.- Chairman and CEO

Henry Graham
TNS, Inc.- Executive Vice President and Chief Financial Officer

CONFERENCE CALL PARTICIPANTS

Paul Bartolai
CSFB—Analyst

Gary Prestopino
Barrington Research—Analyst

Tien-tsin Huang
JP Morgan—Analyst

Wayne Johnson
SunTrust Robinson—Analyst

PRESENTATION

Operator

Good day ladies and gentlemen. And welcome to your Quarter 1 2005 TNS Earnings Conference Call. My name is Jane, I'll be your conference coordinator today. At this time all lines are in a listen only mode [Operator Instructions]. At this time I'll turn the call over to your host, Ms. Pam Bentley. Pam, over to you.

Pam Bentley—TNS, Inc.- Vice President of Finance and Investor Relations

Good afternoon everyone, and thank you for joining us to review our first quarter 2005 results. I am Pam Bentley, Vice President of Finance and Investor Relations. This conference call and webcast are accompanied by a brief slide presentation that we invite you to join by accessing our website at TNSI.com. Leading today's call from TNS are Jack McDonnell, Chairman and CEO and Henry Graham, Executive Vice President and CFO. Before turning the call over to Jack I will read the safe harbor statement.

The matters that we will be discussing today, other than historical information, consist of forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward looking statements. Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

We caution you not to place undue reliance on forward looking statements which reflect our analysis only, and speak only as of today's date. We undertake no obligation to publicly update the forward- looking statements to reflect subsequent events or circumstances. Finally we refer you to our annual report on Form 10K, filed with the SEC, and available on our website for additional information concerning factors that could cause actual results to materially differ from the forward looking statements. With that I would like to introduce Jack McDonnell, Chairman and CEO.

Jack McDonnell—TNS, Inc.—Chairman and CEO

Thank you Pam. Thanks everyone for joining us to discuss TNS's First Quarter 2005 Earnings. I'll begin today's call with an overview of the first quarter and update you on our 2005 strategic plans for each division. Then Henry will take you through the financials, after which we will be available to answer your questions. As we go through the presentation, we invite you to follow along with the slides we will be showing on our website.

I'll begin with webcast slide number 2. TNS's first quarter performance exceeded our expectations, as we continue to grow and capture market share in our international and telcom services division. We beat the high end of our revenue guidance range, primarily through faster than expected migration of new customer traffic in our ISD and TSD divisions. Our FSD division's performance was also very solid. The growth in these divisions continues to offset decreases in our POS business, driving a total first quarter revenue increase of 4.9% while gross margin expanded to 52%. Even excluding a nonrecurring $1 million pretax benefit, resulting from the settlement of two contingencies, we exceeded our adjusted earnings guidance, growing 15%, to $5.7 million or $0.20 per share.

Once again the International Services Division led our first quarter growth with a 36% year over year increase in revenue. ISD now accounts for almost 36% of total revenues. During Q1 the UK, France, Australia, Italy and Spain continued to be the major contributors to this increase as a result of solid growth in both customers and transactions.

In the UK the migration of the Royal Bank of Scotland's traffic onto our network happened more quickly than we anticipated, contributing to the divisions better than expected performance. Also, as we previously announced during the quarter, we signed contracts with Cardnet in Japan, Cedecra in Italy and First Data Iberica in Spain.

Looking forward our pipeline of new business continues to be strong. New contracts in Finland, Sweden, Japan, Italy, Spain and Portugal position us to capture additional market share. We've also planned expansion into targeted countries in central Europe, Latin America and the Asia Pacific Region. It is becoming increasingly clear that the International Services Division is on-track to become our largest division by midyear.

Financial Services Division revenues increased 22% accounting for almost 12% of total revenues. During the quarter we continued to add connections with existing customers and one new contract such as our announced agreements with Linedata and MIXIT. Increases in electronic trading and the globalization of financial markets continue to drive growth in this position. Trader Voice, our voice over IP offering, continues to gain momentum and market acceptance.

Telecommunications Service Division revenue increased 17% during the quarter, and now accounts for 16% of total revenues. We continue to see increases in the usage of our call signaling services. In addition, the migration of traffic onto our network from two new customers, XO and Time Warner Telecommunications, is happening more quickly than anticipated.

POS division revenues decreased 20% in the first quarter, and now account for less than 37% of total revenues. First quarter revenues and transactions were in line with forecasts. This year we are focused on penetrating new vertical markets, with our dedicated, wireless and IP capabilities. We are actively pursuing opportunities with quick service restaurants and convenience stores, and feel that we are close to announcing the better, faster, cheaper solution for the always-on IP market. We are also excited about the opportunities with our cashless vending and wireless technology.

In all first quarter results demonstrate our corporate wide strengths. Leveraging our infrastructure capacity, our technological capability and our leadership and customer service to capture substantial growth opportunities in all of our divisions. As forecasted, our revenue and profit mix continues to evolve.

And now I'll turn the call over to Henry who will take us through the numbers. Henry.

Henry Graham—TNS, Inc.—Executive Vice President and Chief Financial Officer

Thanks Jack and good afternoon everyone. I'll start the financial review with income statement highlights beginning with webcast slide number 3. Total revenue in the first quarter increased 4.9% to $63.1 million, from $60.2 million in the first quarter of 2004. The components of revenue are as follows.

International Services Division revenue which is derived from sales of TNS services outside North America increased 36% to $22.6 million, from $16.7 million in the first quarter of 2004. We continue to see strong growth both in terms of number of customers and transaction volumes, both in the POS and FSD businesses.

Financial Services Division revenue, which is derived from the provision of secure voice and data services to the financial services industry, rose 22% to $7.3 million, from $6.6 million in the first quarter of 2004, due to continued strong growth and customer connections.

TSD revenue which is derived from call signaling, validation and billing services to wireline and wireless carriers increased 17% to $10 million from $8.6 million in the first quarter of 2004. Growth was above our expectations due to increased usage of call signaling services and faster then expected migrations of new customers onto our network.

POS division revenue, as forecasted, decreased 20% to $23.2 million from $28.9 million in the first quarter of 2004. POS transactions in the first quarter were down 18.8% from the first quarter 2004 and transactions were down 10.3% from the fourth quarter of 2004.

Gross margins in the first quarter increased 310 basis points to 52.1% from 49% in the first quarter of 2004. During the quarter, gross margin benefited from increasing contributions from ISD, FSD and TSD, as well as from ongoing network cost controls.

Engineering and development costs in the quarter were $3.9 million or 6.2% of first quarter of 2005 revenue as compared to $3.4 million or 5.7% of revenue in the first quarter of 2004.

SG&A expenses were $13.1 million or 20.7% of first quarter 2005 revenue, as compared to $11 million or 18.3% of revenue in the first quarter of 2004. Included in SG&A is a pre-tax benefit of $1 million, comprised of a $3.2 million charge related to a legal settlement, and a $4.2 million benefit from a reduced sales tax liability assessment. Excluding this benefit, SG&A was $14.1 million or 22.3 percent of revenue. The growth in E&D and SG&A expense is primarily due to increases required to support our international expansion, and to a lesser extent due to the additional costs to operate as a public company including compliance costs for Sarbanes-Oxley and stock compensation expense.

Interest expense in the quarter was $811,000, versus $4.4 million last year as we paid down debt with proceeds from our IPO and our follow on offerings in 2004. Interest income and other expense net was approximately $600,000 during the quarter versus income of $100,000 in the first quarter of 2004 as a result of forecasted losses on our equity method investments of $400,000 and a $400,000 loss on foreign currency translation due predominantly to fluctuations in the Euro, British pound, and Australian dollar.

Because of the high amount of amortization of aquired intangibles that we record into fluctuations in our effective tax rate, we use two non-GAAP measurements to evaluate operating performance, EBITDA before stock compensation expense and adjusted earnings, both of which are illustrated in today's press release and the accompanying slide presentation.

EBITDA before stock compensation expense is calculated by taking income from operations and adding back interest, taxes, depreciation, amortization, and stock compensation expense. Excluding the $1 million pretax SG&A benefit mentioned earlier, EBITDA before stock compensation expense for the first quarter of 2005 was $15.4 million, amounting to 24.4% of revenues, as compared to first quarter 2004's level of $15 million, or 25.1% of revenues.

Adjusted earnings is calculated by taking pretax earnings of a loss after equity and net loss of affiliate and adding back certain noncash items including amortization, and tangible assets and stock compensation expense. Excluding the $1 million pretax SG&A benefit, adjusted earnings for the first quarter of 2005 increased 15% to $5.7 million or $0.20 per share as compared to first quarter 2004 adjusted earnings of $4.9 million. Diluted Shares used to calculate first quarter 2005 results were 28.4 million versus 14.9 million in the first quarter of 2004.

Turning to some of our balance sheet highlights. Our current ratio was 1.22 up from 1.15 at year-end 2004 as we made a debt principal payment of $3 million during the quarter. Long-term debt at quarter end was $48 million, as of quarter end our total debt to capitalization ratio was 15.5% versus 17.4% last quarter. And our senior leverage ratio, which is defined by our credit agreement as our debt versus EBITDA before stock compensation expense for the past 12 months was 0.7 to 1.

Cash at quarter end was $24.6 million, up $4.8 million from $19.8 million at 4th quarter 2004. During the quarter we generated $15.1 million in cash for operations and used approximately $4.1 million for capital expenditures. As we have discussed in the past, we are able to leverage on that work for growth without substantial investment. In addition, during the quarter we used $2.8 million in cash to make select investment in POS technologies.

On April 5, 2005 we also commenced a self-tender offer to purchase up to 9 million common shares, or 32% of our outstanding shares, for a per share price between $18 and $18.50. GTCR, our controlling stockholder, has committed to tender 6 million shares. TNS has obtained a commitment letter for a $240 million credit facility to finance the tender and to repay existing indebtedness. The tender offer expires on May 3, 2005 unless extended.

Turning now to our financial outlook on slide 7. This slide excludes the potential impact of the tender offer. For the full-year ended 2005 we continue to forecast revenue growth of 7 to 9% to, $266 million to $272 million, versus $249.1 million recorded in 2004, and adjusted earnings growth of 10 to 14%, to $28 to $29 million versus $25.4 million recorded for 2004. Specific to the second quarter of 2005, our outlook is as follows: second quarter total revenue, $64.5 million to $65 million versus second quarter 2004 revenue of $60.9 million. Adjusted earnings of $6.1-6.3 million for the second quarter versus $6 million in the second quarter of 2004.

With that I will now turn it back to Jack. Jack?

QUESTION AND ANSWER

Jack McDonnell—TNS, Inc.—Chairman and CEO

And with that I will open this up for questions.

Operator

Thank you sir. [Operator Instructions]. And we'll take a question from Paul Bartolai out of CSFB. Please go ahead.

Paul Bartolai—CSFB—Analyst

Thanks guys. Good job on the quarter. You continue to do a good job on the gross margin line. Just wondering if you could talk a little bit about your longer term expectations for gross margin and where you think that could go over the next year or two?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well, as I've been saying on the various investor conferences that we've been doing. We are managing the company to that 52%, so you can expect that to be the gross margin going forward. As I'm sure Henry would say don't expect any huge improvement but you can expect us to manage to that.

Paul Bartolai—CSFB—Analyst

Okay. And then in the international market, just wondering if you could talk kind of broadly about trends you're seeing in that market, specifically dial-up versus IP and also with some of the moves we've been seeing with some of the US based payment processers moving more aggressively into that market.

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well certainly the foreign markets continue to lag us in terms of technology. Yes, there is definitely awareness, especially I would say in the UK of the IP always on connectivity solution, and we are offering, aggressively offering, to this market as well, but the primary vehicle overseas continues to be dialed, and I'm sure as IP becomes more prevalent here in the states, we can expect to see it show up more over in the UK as well.

Now as far as the third party processors here in the states, continuing to move aggressively into Europe, I expect that will continue as well. I think we may see a new entry. That one of our customers who has not been aggressively pursuing an overseas strategy, now that they're 100% owned by a publicly traded company, may change their strategy, and start to become aggressive overseas as well. So I don't see that trend changing, and I think that trend is somewhat positive for us, but the primary customers in our international market continue to be the foreign banks.

Paul Bartolai—CSFB—Analyst

Great. Then just lastly do you guys, is there a big difference in your profitability, whether you're providing IP connectivity versus dial up?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well, we are shooting for the same gross margins of around 43 to 45%, and our offering is tailored to deliver the same kinds of margins.

Paul Bartolai—CSFB—Analyst

Alright. Thanks.

Operator

Your next question comes from Tien-tsin Huang. Please go ahead.

Tien-tsin Huang—JP Morgan—Analyst

Tien-tsin Huang from JP Morgan. Can you give us an update on, I guess your relationship with First Data? Are we at a steady state domestically? And it looks like First Data International is now coming back into the picture which is encouraging. I guess, what's changed there?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well, actually First Data International, we never had a set back. I mean, we've been doing business with First Data International in several countries and now we've added a major contract in Spain, so First Data International really operates totally separately in terms of contracts and telecommunications and so forth than First Data domestically. So the negative results with the contract last year with First Data have not been reflected overseas. We continue to have good momentum with FDC in most of the countries in which they operate. Domestically, yes it seems to have stabilized not as much traffic was moved off the network as we had basically forecast and put into our budget, so that did have a slight positive impact on the first quarter of 2005 and it does appear to be settling in a steady state that's above what we had budgeted for this year.

Tien-tsin Huang—JP Morgan—Analyst

Okay, great that's good to know. And I guess, looking at the 10K's filing I believe there were 4 countries that were still operating below break even. Maybe if you could give us an update on the timing of when these countries will reach break even.

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well, a couple of the European countries are just marginally below break even because we put in personnel. I mean, we basically caused that—and I'm specifically talking about Holland and Sweden. We now have offices with people in both countries so that has kind of temporarily contributed to pushing them negative. Japan continues to be negative. Japan will be negative certainly next quarter but as the Cardnet traffic hits the, hits the network at the end of this year we expect that Japan will be positive at the end of the year. And Ireland's kind of a unique situation, I mean, Ireland is actually positive from and operating point of view, but because we have our development center there, for ISD, they bear the entire expense for the development within ISD, and so that distorts their performance. But from an operating point of view, Ireland is also positive, and everybody else is positive.

Tien-tsin Huang—JP Morgan—Analyst

Okay. I guess I was wondering what the implications of the potential Archipelago and New York Stock Exchange merger, what would that mean I guess to TNS?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well, I mean since they are both customers of ours, there isn't a situation here where we might lose some business. I don't think we know enough about that merger yet to be able to forecast what is going to happen to us. Since our concentration is electronic trading, and I think this merger clearly signals a larger move by the New York Stock Exchange to electronic trading, I have trouble thinking its going to be bad for us, but I don't think we understand enough about the merger and its timing to be able to give you any concrete forecasts.

Tien-tsin Huang—JP Morgan—Analyst

Okay, fair enough. And then lastly, if you can give us a little more color, Jack on the QSR pilots and with how that's proceeding.

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well, pilots are continuing, we still haven't been able to pull off a big one that we can announce, we had hoped that we might be able to do that in the first quarter, but we continue to get new pilots. We're getting some additional traction in the convenience store market, we have a pilot going there that we have reason to believe will result in a fairly nice contract but we still don't have a big one to announce.

Tien-tsin Huang—JP Morgan—Analyst

Okay. Looking forward to it. Good job on the quarter. Thanks.

Operator

And we'll take our next question from Gary Prestopino of Barrington Research.

Gary Prestopino—Barrington Research—Analyst

Hi, good afternoon. Couple of questions. Can you kind of give us a timetable of your expansion into Latin America, Central Europe in particular. I know you're already in Japan, but are you planning to go into these regions of the world this year, next year or when? On the ISD side?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well, we have ongoing pilots in Mexico, Brazil and Columbia and we do expect to be able to announce something in the way of a partnership, a major partnership in, at least one of those countries in the second quarter, maybe two. So progress in Latin America is happening, but as usual things don't happen as quickly as you would like.

The same thing is true in Asia-Pacific. We're actually starting to carry live traffic for American Express out of Malaysia and yet we don't have a contract to announce, and again, it's a case of bureaucracy, you know we're dealing with monopoly PTT's in both countries, and we do have systems operational in both countries, but we don't have a contract to announce.

In central Europe we're operational now in Poland with the Warsaw Stock Exchange and also we're getting ready to migrate some traffic from Poland, and transfer it back to being processed in Dublin by Euroconnex. So Poland is operational and we expect to be able to announce basically Hungary and the Czech Republic certainly still this year. So it's happening now, it's not a next year thing. All of these things, these initiatives are happening right now.

Gary Prestopino—Barrington Research—Analyst

Okay. Another question. This guidance that you've given for this year includes a $1 million benefit on the SG&A?

Henry Graham—TNS, Inc.—Executive Vice President and Chief Financial Officer

Yeah, yes it does Gary. I mean give or take. I mean obviously, the benefit we have been very careful, if you will, to make sure you understood the pure operating number, if you will, but effectively the guidance for the year, so to that the guidance for the year, and we've chose not to make any adjustment other than what you see there as far as the revenues are concerned, and the adjusted earnings. There's enough of a gap between the two. Certainly I would think now, because we've not changed it because of the $1 million benefit, I would indicate towards the higher end, as opposed to the lower end of the adjusted earnings range.

Gary Prestopino—Barrington Research—Analyst

Okay, thank you.

Operator

Our next question comes from the line of Wayne Johnson at SunTrust Robinson. Please go ahead.

Wayne Johnson—SunTrust Robinson—Analyst

Hi, good afternoon. Could you break out on the international services division—what percent of Europe constitutes those revenues?

Jack McDonnell—TNS, Inc.—Chairman and CEO

What percent of Europe constitutes those revenues? A very large percent, and dominated by the five countries that we mentioned in the press release, so I mean, I would say the UK alone represents probably 60 to 70% of our ISD revenues.

Wayne Johnson—SunTrust Robinson—Analyst

Alright. And as a follow up. What percent penetration do you guys feel that you are, that you have right now in Europe?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well, it varies by country. Certainly once we finish the migration of the Royal Bank of Scotland and actually, as I reported to the board earlier today, by the end of March we had migrated 210,000 of their 220,000 terminals, so the remaining 10,000 will obviously be migrated this quarter. Once that's complete we will have about 95% of the available dialmarket in the UK. There is one major bank, HSBC that operates their own network so that's why I say the available dial market. And then if you move on to France its probably 60%, Italy probably 35%, Spain about 25 to 30% and in Australia, somewhere north of 50%. So that's the penetration in what I consdider to be our major markets right now in terms of revenue contribution.

Wayne Johnson—SunTrust Robinson—Analyst

And what about Germany?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Germany we're really just getting started. They finally moved into positive EBITDA, they're no longer on the watch list. But they, and they quadrupled their revenues quarter over quarter, so that's all the good news. The bad news is its still a relatively small number.

Wayne Johnson—SunTrust Robinson—Analyst

Right. Okay. Alright terrific. Thank you very much.

Operator

[Operator instructions]. And we'll be taking a question from the line of Gary Prestopino of Barrington Research.

Gary Prestopino—Barrington Research—Analyst

Yeah, just a couple of follow ups. Do you have the quarter end for the virtual connections. At the end of the 4th quarter it was 7,354?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Knowing that you were going to be on the call, and knowing that you would probably ask that question. Domestically, 7,801.

Gary Prestopino—Barrington Research—Analyst

7,801.

Jack McDonnell—TNS, Inc.—Chairman and CEO

And the number is averaging out to be, as we've indicated, approximately 8 per physical connection.

Gary Prestopino—Barrington Research—Analyst

And how about on the, like 10,882 routes of 2-4.

Jack McDonnell—TNS, Inc.—Chairman and CEO

Actually the number of routes, that was an upside surprise as we mentioned in the plan though, the program comment, 12,692.

Gary Prestopino—Barrington Research—Analyst

692. Great. Thank you.

Jack McDonnell—TNS, Inc.—Chairman and CEO

Sure.

Operator

And we'll take a question from Mr. Huang of JP Morgan.

Tien-tsin Huang—JP Morgan—Analyst

Hi, Henry. I'm sorry if I missed earlier, but assuming the 6 million shares of tender, I just want to confirm, it looks like its about $0.06 to 0.08 accretive and then something north of $0.10 for "06. Am I thinking about that the right way?

Henry Graham—TNS, Inc.—Executive Vice President and Chief Financial Officer

You're not that far off. I mean the only thing I'll Tien-tsin is that the only numbers that we run, because we don't have insight yet into what the tender may or may not yield as a result. I mean, certainly where the stock is at right now, which is very gratifying, one could assume 6 million but if you've got all, assuming a 5% interest rate, if we got all 9 million shares, we're figuring it will be somewhere between 8 and 11 cents accretive this fiscal year.

Tien-tsin Huang—JP Morgan—Analyst

Right this would just be "05. Okay. And then I guess given you're doing run rate looks like a $35 million or so of free cash flow. How should we prioritize debt pay down versus acquisition?

Henry Graham—TNS, Inc.—Executive Vice President and Chief Financial Officer

I mean obviously, our best investment if we do not have an acquisition, then effectively we would apply all of that to debt. If you apply all of the free cash flow in a relatively short period of time our leverage ratio would return to what it is now if not lower.

Tien-tsin Huang—JP Morgan—Analyst

Gotcha. Thank you.

Operator

And we'll take a question from the next caller, Wayne Johnson. Please go ahead.

Wayne Johnson—SunTrust Robinson—Analyst

Yes just a follow up on the ISD. Can you just walk us through the process for entering a new international geography on a profitable basis, or what your time line for profitability is?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well, historically we used to say, and this would be pretty much true of certainly Europe and it was certainly true of Australia. We used to say about 2 years and $2 million to get to a cash flow break even. That's changing in Europe. With the Pan-European transaction processing market starting to take shape, typically now when we go into a country we already have existing customers and existing traffic.

So for example in the case of Poland I certainly don't expect that Poland will be anything like that. Namely $2 million in 2 years. So I think in Europe that number is coming down, I don't want to put an exact number on it until we see how we do in Central Europe, because this is our first really major expansion in Europe in a couple of years. But that typically has been the case.

Now that's in countries where we go in de novo, but the thing I'd like to point out is that in Asia and both Malaysia and in Thailand, we are not going in de novo. We're going in partnership with the entrenched PTT and we are building a POS network, which will be the monopoly POS network in both of those countries. Now there we operate obviously that we're going to be profitable the first year and both of our business plans from both of those countries would indicate that we will be profitable in both of those countries in the first year of operation. And then the same thing is true in Latin America. In all three of our pilots we're piloting with existing telcos in country, and again the model would indicate that as soon as we do get into rollout mode that those three countries will turn profitable in very short order. So it depends upon whether you are talking about Europe where we're expanding on our own, or other parts of the world where we go in and partnership with the local telco.

Wayne Johnson—SunTrust Robinson—Analyst

Terrific. Thank you.

Operator

We'll take our question from Gary Prestopino.

Gary Prestopino—Barrington Research—Analyst

Jack can you talk about whats going on with the Pepsi contract on the wireless side? As well as how are you positioning yourself on Pepsi contracts for wireless transactions, not only in the US but in international markets as well?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well it sounds like I gave you that question. Basically the Pepsi thing is going very well. The rollout right now is again, being hampered by some paperwork issues. Our largest bottler that we're getting ready to rollout with is integrating our system into their system in compliance with Sarbanes-Oxley. We're going to be feeding financial information directly into their financial accounting systems and once that's certified we expect the rollout here in the states for Pepsi to start ramping up very quickly. We also expect to be able to announce another vending contract in a totally different market here in the United States with a totally different application other than soft drinks. So vending is definitely beginning to become a, what we think is going to be a major factor and we have a lot of interest in it overseas as well. So this time next year I think we'll be able to talk a lot more about vending and what it represents for our future.

Now as far as other wireless transactions we are going to be moving into the Caribbean and Bermuda. We see a major opportunity now that they've brought up GPRS in those countries. The cost of bringing transactions back to the states using wireline is very expensive, a couple of our major processors have extensive merchant bases in the Caribbean, and we are in the process of negotiating GPRS contracts in 4 different countries, and we expect to be offering wireless access from the Caribbean, literally this quarter.

Gary Prestopino—Barrington Research—Analyst

What about, anything going on in Europe there for you?

Jack McDonnell—TNS, Inc.—Chairman and CEO

Yeah, we are in 6 countries. I didn't talk about that but we have GPRS gateways and wireless traffic in 6 countries. We have a ton of it in Australia. We've got 1500 of a potential 4,000 GPRS unit rollout.

We're replacing leased lines in Australia with GPRS and that was an extraordinary purchase we made—if you remember the third quarter of last year we had like a million and a half dollar pass through sale of boxes down in Australia. Well those boxes are being deployed, and they're all being deployed GPRS. So GPRS is becoming a rather significant part of our life.

Gary Prestopino—Barrington Research—Analyst

Okay. Thank you.

Operator

And there are no questions at this time. I'll turn the call over to the presenters for their closing remarks.

Jack McDonnell—TNS, Inc.—Chairman and CEO

Well, I'd like to thank everybody for participating, I think we heard from virtually all of our analysts. Glad to see you guys were able to take time out to make the call. I'm glad you are delighted with the quarter, we certainly are here, and we feel you wont be disappointed at this time in 3 months. Over and out.

Operator

Ladies and gentlemen thank you for joining us on the call today. You may now disconnect your phone lines.